UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
    THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
       UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                  Commission File Number: 1-4925

                             Harcourt General, Inc.
             (Exact name of registrant as specified in its charter)

                                27 Boylston Street
                       Chestnut Hill, Massachusetts 02467
                                 (617) 232-8200
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

               6.50% Convertible Subordinated Debentures due 2011
                           8.25% Senior Notes due 2002
                           6.70% Senior Notes due 2007
                        8.875% Senior Debentures due 2022
                        7.20% Senior Debentures due 2027
                        7.30% Senior Debentures due 2097
            (Title of each class of securities covered by this form)

                                      None
              (Title of all other classes of securities for which a
           duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)          [x]         Rule 12h-3(b) (1) (i)            [x]
Rule 12g-4(a) (1) (ii)         [_]         Rule 12h-3(b) (1) (ii)           [_]
Rule 12g-4(a) (2) (i)          [_]         Rule 12h-3(b) (2) (i)            [_]
Rule 12g-4(a) (2) (ii)         [_]         Rule 12h-3(b) (2) (ii)           [_]
                                           Rule 15d-6                       [_]

Approximate number of holders of record as of the certification or notice date:
Less than 100 of each class.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Harcourt General, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                            HARCOURT GENERAL, INC.

Date: July 12, 2001                         By: /s/ John R. Cook
                                                -------------------------------
                                                Name:  John R. Cook
                                                Title: Senior Vice President






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